

July 8, 2010

Mr. Renyi Hou
President and Chief Executive Officer
Apollo Solar Energy, Inc.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People's Republic of China, 610207

>   **Re: Apollo Solar Energy, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 31, 2010**
>   **File No. 000-12122**

Dear Mr. Hou:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 31, 2010

The change of amortization policy on mining rights…, page 14

1.   We note you disclose that mining rights are amortized on a straight line basis. We also note on page 36 you disclose that extraction rights are capitalized and amortized using the units-of-production method. Pleas modify your disclosure to rectify this difference.

Mr. Renyi Hou
Apollo Solar Energy, Inc.
July 8, 2010
Page 2

Market Information, page 27

2.   Please expand your disclosure to state the high and low sales prices for your common
        stock for each full quarterly period within the two most recent fiscal years. Refer to Item
        201(a) of Regulation S-K.

Selected Consolidated Financial Data, page 29

3.   Please expand your disclosure to include all the applicable items required pursuant to
        Instruction 2 to Item 301 of Regulation S-K for each of the periods prescribed by Items
        301(a) and 301(b).

Liquidity and Capital Resources, page 39

4.   Please expand your disclosure to identify your expected future sources and uses of cash,
        and how you intend to finance your future operations, service your obligations, and fund
        your expected capital expenditures.

Disclosure Controls and Procedures, page 43

5.   We note you have concluded upon the effectiveness of your disclosure controls and
        procedures as of March 31, 2010. Please modify your disclosure to provide your
        conclusion as of the end of the fiscal quarter (e.g. December 31, 2009). Refer to Rule
        13(a)-15(b) of the Exchange Act of 1934.

6.   We note you disclose there has been no change in your internal control over financial
        reporting, "other than the remediation measures…". Please modify your disclosure to
        remove the qualifying language (i.e. "other than…") to state that there have been changes
        in your internal control over financial reporting that have materially affected or are
        reasonably likely to materially affect your internal controls over financial reporting.
        Please also expand your disclosure to describe the nature and extent of those changes in
        order to enable the reader to understand how those changes have affected, or are
        reasonably likely to affect, your internal control over financial reporting.

Schedule II – Valuation and Qualifying Accounts, page 48

7.   Please file your auditor's opinion on your Schedule II. The opinion can either be filed as
        part of their report on your consolidated financial statements, or as separate report on
        your Schedule II. Refer to Rule 5-04(c) of Regulation S-X.

8.   We note your Schedule II presents a total amount representing the combination of your
        allowance for doubtful accounts and deferred tax valuation allowance. Please
        discontinue disclosing totals that combine dissimilar or unrelated amounts.

9.   As of December 31, 2009, we note you disclose a deferred tax valuation allowance balance of $1,492,592 in your Schedule II and $1,081,860 in note 13 of your financial statements. Please tell us why these amounts are different or tell us how you intend to modify your disclosure accordingly.

Consolidated Financial Statements, page F-1

10.   Please either amend your filing to include statements of operations and other comprehensive income, statements in changes of stockholders equity, and statements of cash flows for each of the three years preceding the date of the most recent audited balance (i.e. 2009, 2008 and 2007) or tell us why you believe those periods are not required to be filed. Refer to Rules 302(a) and 304 of Regulation S-X.

        Accordingly, please also expand your management's discussion and analysis of your results of operations to address all periods presented.

Report of Independent Registered Public Accounting Firm, page F-2

11.   We note that your auditors are located in Hackensack, New Jersey and that your headquarters and operations are in the People's Republic of China. Please explain to us in sufficient detail the steps taken by your auditors to complete their audit of your business activities, including the associated assets and liabilities. As part of your response, tell us whether or not another auditing firm was involved in the audit of your operations, and, if so, tell us the name of the firm, the nature of the procedures they performed, and how your auditors considered AU Section 543.

Consolidated Statements of Operations and Other Comprehensive Income, page F-4

12.   Please modify your presentation of stock based compensation expense on the face of your financial statement to comply with the guidance of SAB Topic 14F (e.g. the expense related to share-based payment arrangements should be presented in the same line or lines if it had been paid in cash).

Note 2 – Significant Accounting Policies – Earnings per Share, page F-10

13.   Your 2009 net loss of $915,571, when divided by your basic weighted average shares outstanding of 44,555,131, does not appear to equal the basic net loss per share you have presented on your income statement. Please tell us how you have calculated your net loss per share. We also note you have incurred a net loss in 2009. Please tell us your basis for presenting a diluted net loss per common share and how your presentation complies with the guidance of FASB ASC 260-10-45-19.

14.   We note you disclose a diluted weighted average number of common shares outstanding that is 491,530 shares greater than the basic weighted average number of shares outstanding for 2009. We also note you disclose "there were no such additional common shares available for dilution purposes as of December 31, 2009…". Please reconcile these two apparently disparate statements, or modify your disclosure accordingly. Please also expand your disclosure to identify and quantify any securities that could potentially dilute earnings per share in the future, but which were not included in the calculation of diluted earnings per share because to do so would have been antidilutive. Refer to FASB ASC 260-10-50-1.

Note 12 – Stock Incentive Plan, page F-15

15.   Please expand your disclosure to include the number and weighted average exercise price of the options: 1) granted during the year, 2) outstanding as of the end of the year, and 3) exercisable as of the end of the year. Refer to FASB ASC 718-10-50-2.

Note 13 – Income Taxes, page F-15

16.   We note your deferred tax valuation allowance has increased by $836,852 in 2009 (from $245,008 at December 31, 2008 to $1,081,860 at December 31, 2009). However, it does not appear that this change is reflected in your reconciliation of taxes at statutory rates to your reported provision for income taxes. Please tell us why there is a difference or how you intend to modify your disclosure accordingly.

Note 15 – Business Segments, page F-17

17.   Please expand your segment disclosure to include a reconciliation of reportable segments' assets to your consolidated assets. Refer to FASB ASC 280-10-50-30(c).

Engineering Comments

Overview, page 3

18.   We note your disclosure regarding your Dashuigou and Majiagou mines and other mining properties. Please disclose your proven and/or probable reserves, if they are available. Please note that mineral reserves for a mineral property may not be designated unless:

  ·   Competent professional engineers conduct a detailed engineering and economic study, and the "bankable" or "final" feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

- The historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves.

- The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

19. In various locations in this section and elsewhere in your filing, you disclose that you wholly own mines or control mining properties. For each of your exploration projects or mines, clarify who owns the mineral concession or provisional permits and, where appropriate, if you own the surface rights. If you do not own the concession or provisional permit, disclose your obligations for use of concessions or permits for your material exploration areas.

20. Your filing gives the impression that your company is either preparing for mineral production or is currently in mineral production. Without a reserve, as defined by the Guide 7(a) (1), your company must be in the exploration stage, as defined by Guide 7(a) (4) (i). As such, SEC's Industry Guide 7 specifically requires that your filing describe your business activities, as exploration state activities until your company has "reserves" as defined in the Industry Guide 7.

- Please revise your disclosure to ensure that investors understand the actual stage of your mineral-related activity. Please clearly state that your company is currently engaged in mineral exportation activities and that you are in the exploration state.

- Please remove all references in your filing that use the terms mining or mining operations, or any term that may imply mineral production, such as operations.

- In particular, substitute the term mineral exploration for mining operations.

There may be further comments concerning these points, pending your response.

Our Variable Interest Entity Agreements, page 4

21. In your description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b) (4) (i) of Industry Guide 7.

22. Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

23.   Please disclose all subsidiary companies, business functions, and/or relationships with your company. Include a chart in the filing, which clearly illustrates your corporate ownership and structure.

The principal regulations governing the mining business in the PRC, page 11

24.   In your statement of principal regulations you indicate your company complies with certain safety and occupational health standards. In an appropriate section of your filing, please include a discussion of your safety performance referencing capital expenditures, safety programs, and statistical measures your organization utilizes to monitor performance such as occupational injury and illness frequency rates. Please expand your discussion related to safety and health to include the occupational injury and frequency rates your company measures, comparisons to comparable national statistics, and your performance as demonstrated by these rates. It would be helpful to include safety statistics, such as a lost-time injury frequency rate and a fatal injury frequency rate, if these metrics are available.

The change of amortization policy on mining rights may affect our performance, page 14

25.   We note your disclosure that life-of-mine assets are amortized over a 5 to 10 year period and not over proven and probable reserves using the units of production methodology. Please expand your disclosure to clarify the basis for your estimates and reconcile to your statements on page 36.

Properties, page 26

26.   Please disclose the following information for each of your material properties:

·   The nature your ownership or interest in the property.

·   A description of all interests in your properties, including the terms of all underlying agreements and royalties.

·   Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

·   An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

·   Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

27.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

   You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

28.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

   Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

29.   Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3.

30.   Please disclose the market prices of the principal commodities which you produce and the market locations where these prices are determined.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Kimberly L. Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief